Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended March 31,
	2008	2007
Earnings:
Income before income taxes	$246.5	$182.0

Adjustments:
Minority interest in losses of consolidated subsidiaries	0.8	1.1
Undistributed income of less than 50% owned investments	(0.9)	(0.7)
Fixed charges	31.7	23.6

Earnings	$278.1	$206.0

Fixed charges:
Interest expense, including debt discount amortization	$25.5	$14.2
Amortization/writeoff of debt issuance costs	0.8	3.7
Portion of rental expense representative of interest factor (assumed to be 33%)	5.4	5.7

Fixed charges	$31.7	$23.6

Ratio of earnings to fixed charges	8.8x	8.7x

Amount of earnings deficiency for coverage of fixed charges	$-	$-